Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS HIGH-GRADE MINERALIZATION DISCOVERY BELOW CURRENT PRODUCTION LEVELS WITHIN MAJOR VEIN STRUCTURES AT GC AG-PB-ZN MINE IN GUANGDONG PROVINCE, CHINA

VANCOUVER, British Columbia – February 14, 2018 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM / NYSE AMERICAN: SVM) is pleased to report results of its 2016 and 2017 exploration program at its GC Ag-Pb-Zn mine, Guangdong Province, China.

In 2016 and 2017, the Company launched extensive exploration program and completed a total of 33,029 meters (“m”) of underground diamond drilling and 19,619 m of exploration tunneling at its GC Ag-Pb-Zn mine. Significant high-grade mineralized zones have been exposed at and below the current production levels, and major mineralized zones have been extended along strike and downdip.

The drilling program included infill drilling to define and upgrade the current resource model, and step-out drilling for new resources surrounding and below the current resource area. Between 2016 and 2017, 294 NQ sized diamond drill holes with total length of 33,029 meters were accomplished at 7 production levels from 150 m to -200 m at 50 m interval (the elevation of the head frame is 258.5 m). Among them, 153 holes intersected ore veins with Ag equivalent (AgEq) values greater than 194 g/t, and another 36 holes hit mineralized veins with AgEq values between 97 and194 g/t (Tab. 1).

Table 1: Summary of the drilling programs in 2016 and 2017

Year	Meters Drilled	Holes Completed	Samples Collected	Holes Intercepted Mineralization	Holes Intercepted Ore
2016	11,878	129	2,235	29	77
2017	21,151	165	4,595	7	76
Total	33,029	294	6,830	36	153

In 2016 and 2017, 19,619 m of tunneling were driven along and across the major mineralized vein structures to upgrade the resource model and test for new vein structures. These included 7,767 m key drifts that exposed 4,803 m of ore veins, as well as 4,351 m of key raises that exposed 3,002 m of ore veins (Tab. 2).

Table 2: Summary of the tunneling programs in 2016 and 2017

Year	Tunneling (m)	Samples Collected	Key Drifts Included (m)	Ore Exposed in Drifts (m)	Key Raise Included (m)	Ore Exposed in Raises (m)
2016	9,152	4,063	2,482	1,980	1,683	1,266
2017	10,467	5,608	5,285	2,823	2,668	1,736
Total	19,619	9,671	7,767	4,803	4,351	3,002

Tables 3 and 4 below list assay results of some selected drill holes that intercepted ores and drift tunnels that exposed ore zones in the 2016 and 2017 exploration programs.

Table 3: Selected drilling results from the 2016 and 2017 drilling programs at GC mine

Year	Hole ID	From (m)	To (m)	True Width (m)	Vein	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (1,2) (g/t)
2016	CK10381	29.97	32.74	2.54	V12	52.1	97	0.11	9.65	590
2016	CK10582	85.74	89.84	2.84	V36	-73.7	78	2.66	3.21	383
2016	CK11201	17.44	19.65	2.02	V28-4	-152.0	233	4.68	2.30	601
2016	CK11301	11.68	27.51	8.64	V1	-151.9	48	2.03	6.08	464
2016	CK3086	0	8.2	6.39	V7E	-101.2	90	0.62	1.69	209
2016	CK3087	0	6.27	3.58	V7E	-100.4	134	1.48	4.01	416
2016	CK4083	82.22	87.6	4.48	V7N	-145.4	45	1.24	3.53	290
2016	CK4083	103.44	109.69	5.20	V7E	-157.4	49	0.91	2.07	203
2016	CK4084	50.88	60.04	7.35	V7E	-115.4	43	0.89	3.87	286
2016	CK4280	17.25	21.71	3.48	V10	-99.9	45	1.69	5.65	421
2017	18CK26A04	126.59	132.08	3.77	V2-4	-316.7	72	0.91	3.72	309
2017	18CK26A05	277.32	281.96	3.31	V2-2	-463.7	171.2	1.99	5.12	537
2017	18CK28A05	295.05	297.97	1.97	V6-1	-453.0	310	2.13	14.69	1,167
2017	CK10586	114.16	116.39	1.61	V9W-2	89.2	491	0.69	5.63	813
2017	CK10588	33.11	37.23	2.83	V19	78.9	87	3.12	2.62	387
2017	CK10691	99.57	102.38	2.14	V33	43.1	191	3.68	3.09	545
2017	CK1080	83.13	84.28	1.11	V40	-2.6	758	1.97	2.98	1,015
2017	CK10982	117.35	128.37	6.51	V7E	-193.2	55	2.02	3.55	343
2017	CK10986	97.06	100.35	3.23	V14	14.3	94	0.46	5.95	419
2017	CK2282	56.56	60.64	3.90	V9-9	-94.0	57	1.21	6.52	451
2017	CK2688	115.76	123.59	7.57	V2E1	-245.6	64	0.75	4.00	306
2017	CK26A84	135.49	138.33	2.56	V2E1	-294.6	92	1.58	5.74	467
2017	CK26A88	106.15	108.95	2.79	V2-1	-239.4	109	4.59	5.29	624
2017	CK26A88	128.67	134.78	5.53	V2E1	-248.1	58	0.82	5.65	388
2017	CK28A84	116.96	120.93	3.47	V2-4	-272.6	299	3.00	10.54	993
2017	CK28A84	143.19	152.1	7.79	V2E	-289.4	143	3.58	4.08	542
2017	CK28A86	96.95	97.89	0.77	V18	142.0	932	5.83	5.05	1,501

2017	CK30A83	184.5	191.15	5.01	V2E	-297.6	101	0.90	2.89	295
(1)	Metal prices assumed: Ag USD19/Oz, Pb USD1.0/lb., Zn USD1.2/lb.
(2)	Ag equivalent AgEq = Ag grade (g/t) + 53.9 x Pb grade (%) + 50.5 x Zn grade (%)

Table 4: Selected drifts that exposed ore zones at GC mine in 2016 and 2017

Drift ID	Vein	Elevation (m)	Length (m)	True Width(m)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)
V2W-(-150)-22YM	V2W	-150	128	1.89	132	2.77	3.48	457
V2W-(-150)-22AYM+CM	V2W	-150	54	8.00	132	3.12	4.63	534
V2E-(-150)-26EYM	V2E	-150	300	1.70	134	2.85	3.89	484
V2E-(-200)-28EYM	V2E	-200	117	2.69	99	1.25	4.19	379
-150-V2E1-26YM	V2E1	-150	86	5.99	96	0.66	1.78	221
V2E1- (-200) -26AYM	V2E1	-200	71	2.70	163	2.18	2.79	421
V7E(V36)-(-100)-40YM	V7E	-100	110	1.75	106	2.14	4.04	426
V9-5-(-150)-30WYM	V9-5	-150	150	1.45	96	3.41	3.57	461
-100-V10-40AYM	V10	-100	210	1.29	41	1.29	3.34	280
V10-1-0-42SYM	V10-1	0	145	1.57	101	0.86	4.16	357
V14-50-(105-111)YM	V14	50	163	0.83	129	1.93	6.15	544
-100-V16-22AYM	V16	-100	208	1.73	44	0.48	2.75	209
V24-0-14SWYM	V24	0	90	1.10	312	2.63	5.81	747

The step-out drilling and tunneling in the east of the mine defined new mineralized vein structures including V7E, NV10, V14, V19, V31, V32 and V33. Vein V7E has been defined 95 m in strike length, 150 m in downdip length and 0.8-1.75 m in width, with average grade of 81 g/t Ag, 1.43 % Pb and 3.08% Zn. The exploration program at -150m and -200m levels indicated that the length and width, ore continuity and ore grades improved greatly with the increase of depth (Tab. 5).

Table 5: Increases of average grades in veins V2E and V2W with depth

Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)
V2E	100	30	1.52	212	1.42	0.59	318
	50	164	1.24	71	1.73	2.83	307
	0	229	1.02	74	1.32	2.40	266
	-50	225	1.2	94	1.47	2.62	306
	-100	450	1.48	105	1.33	2.80	318
	-150	418	1.28	122	1.94	3.35	396
	-200	400	1.92	126	2.10	3.82	432
V2W	100	77	3.57	100	0.15	2.20	219
	50	174	2.15	118	0.83	3.91	360
	0	106	3.03	139	1.71	3.38	402
	-50	242	3.4	141	1.62	3.48	404
	-100	128	2.19	120	1.39	2.51	322
	-150	183	6.32	277	5.00	6.53	876

In addition, two drill holes, 18CK26A04 and 18CK28A05, hit high-grade mineralization with true width of 3.31 m and 1.97 m, respectively, at elevation around -455 m. The host rock of the mineralization is slate, which indicated that the mineralization system is not limited to granite, but extend into the sedimentary rock underneath the granite intrusive. Also, the trend of increasing Ag, Pb, Zn and Cu grades with depth continued to below -450 m elevation. The assay results of the intercepted ore of drill hole 18CK28A05 are 310 g/t Ag, 2.13% Pb, 14.96% Zn, 0.73% Cu, 0.19% Sn and 0.34 g/t Au.

Quality Control

Drill core samples were taken from sawn half core for every 1.5m or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archive. The channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Sample length ranges from 0.2 m to more than 1.0 m, depending on the width of the mineralized vein and the mineralization type. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. The samples are individually secured in cotton sample bags and then collectively secured in rice bags for shipment to the on-site laboratory.

For analysis, the sample is dried and crushed to minus 1 mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. A duplicate sample of minus 1 mm is made and kept at the laboratory archives. Two subsamples are prepared from the pulverized sample. One is digested with two-acids for analysis of silver, lead, zinc and copper with AAS. The other is retained as pulp reject at the lab for future reference.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the lab’s QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo, Silvercorp’s Manager of Exploration and Resource, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. He is the Qualified Person on the project as defined under National Instrument 43-101 and has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates and exploration results at the Company’s GC mine.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; and exploration results. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.